September 20, 2023

By EDGAR submission

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Anuja A. Majmudar and Karina Dorin
Re: Eli Lilly and Company
Form 10-K for the fiscal year ended December 31, 2022
Filed February 22, 2023
File No. 001-06351
Dear Anuja A. Majmudar and Karina Dorin,

Eli Lilly and Company (Lilly, the Company, we or us) respectfully submits this letter in response to the comments received from the staff (the Staff) of the United States Securities and Exchange Commission (the SEC) by letter dated September 6, 2023, in relation to the above-referenced filing (the 2022 Form 10-K). For ease of reference, the Staff’s original comments are reproduced below in bold italicized type, followed by Lilly’s response.

Form 10-K for the fiscal year ended December 31, 2022
General
1. We note that you provided more expansive disclosure in your 2022 ESG Report, CDP 2022 Climate response and 2022 CDP Water Security response than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in such reports and on your website.

In evaluating whether to include climate-related disclosures in Lilly’s SEC filings, including our annual reports on Form 10-K, Lilly carefully considers the requirements applicable to such filings under U.S. securities laws and regulations and the SEC’s published guidance, including the 2010 Commission Guidance Regarding Disclosure Related to Climate Change and the SEC Division of Corporation Finance Sample Letter to Companies Regarding Climate Change Disclosures. Where we believe climate-related information is material or is otherwise required, Lilly discloses such information.

In contrast, our 2022 ESG Report and CDP 2022 Climate and Water Security responses are prepared and designed to provide certain information that may be useful or of interest to a wide range of stakeholders (including certain investors, existing and prospective employees, patients, customers, suppliers, media, business partners, and communities in which we operate). Many of these constituencies are interested in climate-related information that is not material or otherwise required in our SEC filings. Accordingly, this information is not prepared in response to SEC disclosure requirements. Instead, it is informed by, among other considerations, various environmental, social, and governance (ESG) frameworks (such as the Sustainability Accounting Standards Board and Task Force on Climate-Related Financial Disclosures)

United States Securities and Exchange Commission
September 20, 2023

as well as industry-specific approaches. Lilly considered whether any of the more expansive disclosures in our 2022 ESG Report, CDP 2022 Climate response, and 2022 CDP Water Security response constituted material information or information necessary to make the required statements in the 2022 Form 10-K not misleading. We determined that such disclosure did not. Except as disclosed in our SEC filings, we do not believe this information is quantitatively or qualitatively material to our business, results of operations, or financial condition.

We will continue to monitor and evaluate our climate-related disclosures in connection with future SEC filings to ensure that material information or otherwise-required disclosure is included.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 37
2. We note your disclosure on page 33 that you are subject to increased negative attention from the media, stockholders, activists, and other stakeholders on climate change, social and sustainability matters, which could negatively affect your business and reputation. Please expand your disclosure to discuss the potential response from investors, lenders and customers. In addition, we note you indicate in your CDP 2022 Climate response that climate-related risks are identified and assessed through your risk management process. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions; and
•increased demand for generation and transmission of energy from alternative energy sources.

To date, we do not believe increased negative attention from the media, stockholders, activists, and other stakeholders on climate change, social and sustainability matters has materially impacted our business, reputation or operations. As we navigate an evolving ESG environment, we remain cognizant that ESG risks may nonetheless increase. We disclosed in our 2022 Form 10-K that the perception that we have failed to act in a socially responsible manner, whether or not valid, results in adverse publicity that can negatively affect our business and reputation, as well as potentially increase scrutiny from legislators and regulatory authorities. We will continue to monitor these and other potential stakeholder responses and intend to supplement our ESG disclosure if and as warranted.
We carefully consider the public attention we receive related to ESG matters and the effect on our business and reputation. By way of example, a 2022 statement made by Lilly regarding the impact that proposed changes in Indiana abortion laws may have on our business resulted in news articles (including in the New York Times (Aug. 6, 2022 – “Major Indiana Employers Criticize State’s New Abortion Law” by Lora Kelly) and CNBC (Aug. 6, 2022 “Large Indiana employers Eli Lilly and Cummins speak out about the state’s new restrictive abortion law” by Lauren Thomas)) and other media interest. The same statement was cited by a shareholder proponent in a shareholder proposal submitted for inclusion in Lilly’s 2023 annual proxy statement requesting that the Company issue a public report detailing the risks and costs to the Company caused by opposing or otherwise altering Company policy in response to enacted or proposed state policies regulating abortion. Proponents of other ESG topics, such as carbon emissions, animal testing, and political contributions have also submitted shareholder proposals to Lilly in recent years. While such attention has not materially impacted the company, we actively monitor these developments and intend to supplement our ESG disclosure if, and as, warranted.

United States Securities and Exchange Commission
September 20, 2023

As noted, climate-related risks, including from applicable regulations, are identified and assessed through Lilly’s enterprise risk management (ERM) process. As part of its oversight responsibilities, the Company’s Board of Directors (the Board) and its committees are involved in the oversight of risk management of the Company. At this time, Lilly has not identified any direct or indirect consequences of climate-related regulation or business trends that have or are reasonably likely to materially affect our business, financial condition, or results of operations.

Lilly necessarily allocates time and expense to adhere to climate-related regulation and its own internal objectives. These include external assurance of our annual greenhouse gas emissions, retaining professional advisory firms to consult on emerging regulations and the actions Lilly needs to take in order to comply and time, expense and infrastructure investments to monitor and achieve our greenhouse gas emissions goals. To date these allocations and other impacts of adherence have been immaterial. In contrast, where regulatory contingencies may represent a material investor consideration, Lilly endeavors to provide more fulsome disclosure. For example, in our most recent periodic reports we address potential impacts of the Inflation Reduction Act of 2022 in Risk Factors and Management’s Discussion and Analysis of Financial Condition disclosures. To further corporate initiatives and as a corporate steward, Lilly also invests in renewable energy resources and undertakes various other climate-related measures. We view indirect consequences of these developing business practices as likewise immaterial for SEC reporting purposes. In particular, we expect product demand and competitiveness to hinge centrally on the effectiveness, safety, and ease of use of our medicines and other factors directly cited in our Form 10-K Item 1. Business disclosures.

Climate-related contingencies are also considered for purposes of business continuity planning and are assessed through the ERM process with a focus on developing, implementing, and maintaining plans to ensure the ability to continue critical business operational processes in the case of an interruption. Lilly develops risk mitigation plans, such as information technology disaster recovery mitigations, corporate incident support team plans, and third-party risk management to support continuity planning in the ordinary course.

While the impact of future environmental laws and regulations is uncertain, the risk factors in our 2022 Form 10-K appropriately reflect our current assessment of the material risks to Lilly arising from current climate and environmental regulation and business trends. With respect to future filings, the Company will continue to monitor and evaluate whether additional disclosure may be warranted.

3. We note your disclosure on page 29 indicating that you may experience manufacturing, quality, or supply chain difficulties, disruptions, or shortages in part due to “natural disasters (including increased instances of natural disasters or other events that may be due to climate change).” Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, arability of farmland,
•extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•any weather-related impacts on the cost or availability of insurance.

United States Securities and Exchange Commission
September 20, 2023

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Lilly respectfully advises the Staff that in the years covered by the 2022 Form 10-K, and during subsequent periods, the physical effects of climate change have not had a direct or indirect material adverse impact on the Company’s financial performance, nor have they caused a material adverse effect on the Company’s operations, or otherwise materially impacted the Company. Rather, natural disasters (including increased instances of natural disasters or other events that may be due to climate change) largely represent a potential prospective risk to Lilly. While local and regional weather-related disasters, such as tornados, hurricanes, fires, floods, or snowstorms, have occurred in a number of geographic regions where the Company and its business partners operate, we are unable to discern if a particular weather-related damage is caused by climate change or historical weather patterns. From time to time, some of our property and operations have been temporarily impacted by severe weather-related events, but such damage has not been material to our operations. We take steps to prepare for weather related events, including regularly reviewing business continuity and emergency response plans for manufacturing facilities and offices and conducting annual risk reviews to help protect our people and facilities. From time to time as part of our ongoing business continuity resiliency, we may upgrade communications networks, IT systems or make facility infrastructure enhancements. If the frequency and intensity of weather-related events increase in the future as a result of climate change, it is unpredictable whether such events will impact any of our facilities and, if so, what the extent of such impact would be.
Lilly has a diverse geographic presence within the United States and internationally, and its facilities and suppliers vary widely in size and geographical location. This includes an expansive supplier network with thousands of suppliers around the world. As we expand our manufacturing capacity in order to meet expected demand for our products, we expect to continue to enter into various agreements for contract manufacturing and for supply of materials.
The Company’s aggregate property insurance costs as a percentage of cost of products sold and operating expenses increased approximately 0.086% from 2021 to 2022. The Company’s insurers have not indicated that such increase was due to weather-related impacts and the Company has not experienced any difficulty in obtaining insurance due to weather-related impacts. Such increase was largely attributed to an increase in total insured value of the Company’s property, inventory, and business interruption value.
We believe our risk disclosure regarding natural disasters and climate change adequately address prospective risks to Lilly without engaging in undue speculation or diluting material disclosures by the inclusion of information related to immaterial incidents experienced to date (including as may have been precipitated by climate change). To the extent natural disasters, including any weather-related damages or weather-related impacts on the cost or availability of insurance, are material to the Company’s operations and results in the future, the Company will provide appropriate disclosure in accordance with applicable reporting requirements regarding such effects.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

United States Securities and Exchange Commission
September 20, 2023

We are working to drive greenhouse gas emission reductions throughout our operations. Our initial priority is to reduce emissions and transition purchased electricity to renewable sources before we purchase offsets to cover remaining emissions. Any such carbon credit or offset purchases to date have been de minimis and immaterial. While the company has invested in renewable energy projects, none of those investments has been a material capital expenditure and Lilly is not currently committed to any material investments in renewable energy projects.

* * * * * * * *
In connection with its response to the Staff’s comments, we acknowledge that Lilly and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions about this response or require additional information, please contact me at (224) 234-2374.

Sincerely yours,

Eli Lilly and Company

By: /s/ Christopher Anderson
Associate Vice President – Leader of Corporate Securities and Assistant Secretary

cc: Anat Ashkenazi, Executive Vice President and Chief Financial Officer
Eli Lilly and Company

Anat Hakim, Executive Vice President, General Counsel and Secretary
Eli Lilly and Company

Donald A. Zakrowski, Senior Vice President, Finance, and Chief Accounting Officer
Eli Lilly and Company